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                                              ----------------------------------
                                                         OMB APPROVAL
                                              ----------------------------------
                               UNITED STATES   OMB Number:             3235-0145
          SECURITIES AND EXCHANGE COMMISSION   Estimated  average  burden  hours
                     Washington, D.C.  20549   per response................14.90
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                                  SCHEDULE 13G

            INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED
      PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                                (Amendment No. _)*

                               EXELON CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                    30161N101
                              ---------------------
                                 (CUSIP Number)


                                December 31, 2001
                        --------------------------------
             (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]      Rule 13d-1(b)

          [_]      Rule 13d-(c)

          [_]      Rule 13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                  -----------------------
  CUSIP NO. 30161N101                  13G                 Page 2  of  5 Pages
                                                                --     --
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

           OPPENHEIMER CAPITAL LLC (IRS No.13-3413767)

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES    5      SOLE VOTING POWER
  BENEFICIALLY
   OWNED BY                19,093,588

     EACH        ---------------------------------------------------------------
   REPORTING        6      SHARED VOTING POWER
    PERSON
     WITH                  -0-
                 ---------------------------------------------------------------
                    7      SOLE DISPOSITIVE POWER

                           19,093,588

                 ---------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           -0-

--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,093,588

--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [_]

--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.99%

--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

           IA

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                        2

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Item 1        (a)      Name of Issuer:
                       --------------
                       Exelon Corporation

              (b)      Address of Issuer's Principal Executive Offices:
                       -----------------------------------------------
                       10 South Dearborn Street, 37th Floor
                       P.O. Box 805379
                       Chicago, Illinois  60680

Item 2        (a)      Name of Person Filing:
                       ---------------------
                       Oppenheimer Capital LLC

              (b)      Address of Principal Business Office:
                       ------------------------------------
                       1345 Avenue of the Americas, 49th Floor
                       New York, New York 10105

              (c)      Citizenship:
                       -----------
                       Not Applicable.

              (d)      Title of Class of Securities:
                       ----------------------------
                       Common Stock

              (e)      CUSIP Number:
                       ------------
                       30161N101

Item 3        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
              ------------------------------------------------------------------
              check whether the person filing is a:
              ------------------------------------

              (a)      [_] Broker or dealer registered under Section 15 of the
                           Exchange Act;

              (b)      [_] Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

              (c)      [_] Insurance company as defined in Section 3(a)(19) of
                           the Act;

              (d)      [_] Investment company registered under Section 8 of the
                           Investment Company Act;

              (e)      [X] Investment adviser registered under Section 203 of
                           the Investment Advisors Act of 1940;

              (f)      [_] Employee benefit plan or endowment fund in accordance
                           with Rule 13d-1(b)(1)(ii)(F);

              (g)      [_] Parent holding company or control person, in
                           accordance with 13d-1(b)(ii)(G);

              (h)      [_] Savings association as defined in Section 3(b) of the
                           Federal Deposit Insurance Act;

              (i)      [_] Church plan that is excluded from the definition of
                           an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)      [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

              If this statement is filed pursuant to Rule 13d-1(c), check this
              box.     [_]

                                        3

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Item 4        Ownership.
              ---------

              (a)      Amount beneficially owned: 19,093,588**

              (b)      Percent of Class: 5.99%

              (c)      Number of shares as to which such person has:

              (i)      Sole power to vote or direct the vote:  19,093,588**

              (ii)     Shared power to vote:  -0-

              (iii)    Sole power to dispose or direct the disposition of:
                                                                    19,093,588**

              (iv)     Shared power to dispose or direct the disposition of: -0-

          **This report is being filed on behalf of Oppenheimer Capital LLC, a Delaware limited liability company and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. Oppenheimer Capital LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser Oppenheimer Capital LLC may be deemed to be the beneficial owner of the securities of the Issuer. Oppenheimer Capital LLC has the sole power to dispose of the shares and to vote the shares under its written guidelines.

Item 5        Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6        Ownership of More than Five Percent on Behalf of Another Person.
              ---------------------------------------------------------------

              No one client owns more than five percent of the securities of the Issuer.

Item 7        Identification and Clarification of the Subsidiary Which Acquired
              -----------------------------------------------------------------
              the Security Being Reported on By the Parent Holding Company.
              ------------------------------------------------------------

              Not Applicable.

Item 8        Identification and Clarification of Members of the Group.
              --------------------------------------------------------

              Not Applicable.

Item 9        Notice of Dissolution of Group.
              ------------------------------

              Not Applicable.



                                        4

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Item 10       Certification.
              -------------

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                             SIGNATURE
                                             ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Date: February 11, 2002


                                                    /s/ Frank C. Poli
                                             ---------------------------
                                             Frank C. Poli, Chief Compliance and
                                             Legal Officer



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